UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LINKEDIN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

53578A108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53578A108	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VI & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 53578A108	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners Co-Investment L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 53578A108	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 53578A108	13G/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 53578A108	13G/A	Page 6 of 11 Pages

Item 1(a). Name of Issuer:

LinkedIn Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

2029 Stierlin Court, Mountain View, CA 94043

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares (the “Shares”) of Class A common stock (the “Class A Common Stock”) of the Issuer. Bessemer Venture Partners Co-Investment L.P. (“BVP Co-Invest”), Bessemer Venture Partners VI Institutional L.P. (“BVP VI Institutional”) and Bessemer Venture Partners VI L.P. (“BVP VI” and, collectively, the “Funds”) directly held shares of Class B Common Stock, which were convertible on a one-to-one basis at the option of the holder into shares of Class A common stock.

(a)	Deer VI & Co. LLC (“Deer VI”), the sole general partner of each of the Funds;

(b)	BVP Co-Invest;

(c)	BVP VI Institutional; and

(d)	BVP VI.

Deer VI, BVP Co-Invest, BVP VI Institutional and BVP VI are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VI — Delaware

BVP Co-Invest — Delaware

BVP VI Institutional — Delaware

BVP VI — Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:

53578A108

Item 3. Not Applicable.

CUSIP No. 53578A108	13G/A	Page 7 of 11 Pages

Item 4. Ownership.

For Deer VI:

(a)	Amount beneficially owned: 0 shares of Class A Common Stock

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —0—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP Co-Invest:

(a)	Amount beneficially owned: 0 shares of Class A Common Stock

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —0—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VI Institutional:

(a)	Amount beneficially owned: 0 shares of Class A Common Stock

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —0—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: —0—

CUSIP No. 53578A108	13G/A	Page 8 of 11 Pages

For BVP VI:

(a)	Amount beneficially owned: 0 shares of Class A Common Stock

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —0—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5. Ownership of Five Percent or Less of a Class

Yes.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 1 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 53578A108	13G/A	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

DEER VI & CO. LLC

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS CO-INVESTMENT L.P.

	By:	Deer VI & Co. LLC, General Partner

		By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI INSTITUTIONAL L.P.

	By:	Deer VI & Co. LLC, General Partner

		By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI L.P.

	By:	Deer VI & Co. LLC, General Partner

		By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

CUSIP No. 53578A108	13G/A	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	List of Members of Group

CUSIP No. 53578A108	13G/A	Page 11 of 11 Pages

Exhibit 1

Members of Group

Deer VI & Co. LLC

Bessemer Venture Partners Co-Investment L.P.

Bessemer Venture Partners VI Institutional L.P.

Bessemer Venture Partners VI L.P.